[Letterhead of Riata Energy, Inc.]
November 14, 2006
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
     Re: Riata Energy, Inc. — Form S-1 (Registration No. 333-131002)
     Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Riata Energy, Inc., a Texas corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933, as amended. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have not been sold pursuant to the Registration Statement.

Very truly yours,

Riata Energy, Inc.
By:	/s/ Matthew McCann
Name:	Matthew McCann
Title:	Vice President, Legal